Exhibit 1

Cyren Announces Strategic Investment From Warburg Pincus Funds

Private Placement of $19.6 Million

Warburg Pincus Funds to Commence Tender Offer

McLean, VA and New York, NY – November 6, 2017 – Cyren (NASDAQ: CYRN), a global Internet Security-as-a-Service provider, and Warburg Pincus, a global private equity firm focused on growth investing, today jointly announced that an entity controlled by funds affiliated with Warburg Pincus has acquired from Cyren approximately 10.6 million shares for $1.85 per share, representing gross proceeds of approximately $19.6 million to Cyren. As a result of the investment, Warburg Pincus owns approximately 21.3% of Cyren’s outstanding shares. Warburg Pincus has also announced its intention to commence in the coming few weeks a “Special Tender Offer” pursuant to Israeli law to increase its ownership in Cyren, up to a maximum of 75% of Cyren’s shares (assuming the exercise of “in-the-money” options and conversion of Cyren’s convertible notes). Cyren’s board of directors resolved to recommend in favor of shareholders tendering their shares in the offer, subject to the terms of the purchase agreement between Cyren and Warburg Pincus.

“We are honored to receive this investment from Warburg Pincus, one of the world’s largest and most successful private equity growth funds,” said Lior Samuelson, Cyren’s Chairman and CEO. “Warburg Pincus truly understands Cyren’s vision for revolutionizing the cloud security market, and we feel that their financial and operational support will help accelerate Cyren’s growth plans.”

“The cloud-based security market is large and growing, and enterprise customers are looking for companies that can provide them with a full portfolio of solutions,” commented Cary Davis, Managing Director, Warburg Pincus. “Lior and the Cyren team have established the company as a leading platform to provide those cloud-based solutions, and we look forward to our partnership together.” Warburg Pincus is an active investor in the cybersecurity sector, with current investments including CrowdStrike, the leader in cloud-delivered next-generation endpoint protection; eSentire, the largest pure-play managed detection and response (MDR) provider; and Zimperium, the global leader in mobile security.

Warburg Pincus will offer to purchase up to approximately 31.5 million shares at $2.50 per share in cash. If more than the maximum number of shares offered to be purchased in the offer are tendered, Warburg Pincus will purchase shares on a pro rata basis. On November 6, 2017, the last trading day before Warburg Pincus announced its intention to launch the offer, the closing sale price of Cyren shares was $1.65 on Nasdaq and NIS 5.998 on the Tel Aviv Stock Exchange ($1.71 based on an exchange rate of NIS 3.513 per United States dollar as of November 6, 2017). The offer will be open to all Cyren shareholders who wish to tender their shares.

If the special tender is successful, under Israeli law, Warburg Pincus will be prohibited from launching another special tender offer for 12 months. The complete terms and conditions of the offer, including important U.S. and Israeli income and withholding tax considerations relating to the offer and the conditions to the tender offer, will be contained in the Offer to Purchase to be included as an exhibit to the Tender Offer Statement on Schedule TO which will be filed with the U.S. Securities and Exchange Commission (SEC) and with the Israeli Securities Authority (ISA) when the offer is commenced.

In connection with the private placement, Warburg Pincus will be entitled to designate two directors to Cyren’s board of directors, and will have the opportunity to nominate additional board members in proportion with its ownership following completion of the tender offer.

Cyren will discuss the strategic investment during its third quarter earnings call which is scheduled for Monday, November 13 at 10 a.m. Eastern Time (5 p.m. Israel Time). Cyren will not be able to comment on the special tender offer until relevant filings have been made.

About Cyren

More than 1.3 billion users around the world rely on Cyren’s 100% cloud internet security solutions to protect them against cyber attacks and data loss every day. Powered by the world’s largest security cloud, Cyren (NASDAQ and TASE: CYRN) delivers fast time to protection from cyber threats with award-winning Security-as-a-Service for web, email, sandboxing, and DNS for enterprises, and embedded threat intelligence solutions for security vendors and service providers. Customers like Google, Microsoft and Check Point are just a few of the businesses that depend on Cyren every day to power their security. Learn more at www.cyren.com.

About Warburg Pincus

Warburg Pincus LLC is a leading global private equity firm focused on growth investing. The firm has more than US$44 billion in private equity assets under management. The firm's active portfolio of more than 150 companies is highly diversified by stage, sector, and geography. Warburg Pincus is an experienced partner to management teams seeking to build durable companies with sustainable value. Founded in 1966, Warburg Pincus has raised 16 private equity funds which have invested more than US$60 billion in over 800 companies in more than 40 countries.

The firm is headquartered in New York with offices in Amsterdam, Beijing, Hong Kong, London, Luxembourg, Mumbai, Mauritius, San Francisco, São Paulo, Shanghai, and Singapore. For more information, please visit www.warburgpincus.com.

Forward-Looking Statements

This press release contains forward-looking statements, including projections about the company's business. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available at the time of the press release and the company assumes no obligation to update any of them (except as required by law). The statements in this press release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including uncertainties as to the ability to successfully complete the offer in accordance with its terms and in accordance with expected schedule, the possibility that various closing conditions for the acquisition may not be satisfied or waived, or that a governmental entity may prohibit or refuse to grant any approval required for the consummation of the offer, business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Important Information about the Tender Offer

The description contained in this press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The planned tender offer described in this press release has not commenced. At the time the planned tender offer is commenced, a tender offer statement on Schedule TO will be filed by Warburg Pincus with the SEC, and Cyren will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Cyren’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website at www.sec.gov.

Blog: blog.cyren.com
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: www.twitter.com/CyrenInc or twitter.com/cyren_ir

Cyren Contact:

Mike Myshrall, CFO

+1.703.760.3320
mike.myshrall@cyren.com

Warburg Pincus Contact:

Mary Zimmerman

+1.212.878.9207